JOHN HANCOCK FUNDS II

AMENDMENT TO SUBADVISORY AGREEMENT

STANDARD LIFE INVESTMENTS (CORPORATE FUNDS) LIMITED

AMENDMENT made as of this 1st day of July, 2013 to the Subadvisory Agreement dated December 16, 2012 as amended (the “Agreement”), between John Hancock Investment Management Services, LLC, a Delaware limited liability company (the “Adviser”), and Standard Life Investments (Corporate Funds) Limited, a Scottish company (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A
Appendix A of the Agreement relating to compensation of the Subadviser is replaced in its entirety by the attached Appendix A. Appendix A is amended to revise the subadvisory fee for the Global Absolute Return Strategies Fund (the “Portfolio”). This Amendment supersedes any prior amendment to the Agreement relating to compensation of the Subadviser.
2.	EFFECTIVE DATE
The Amendment shall become effective on July 1, 2013 following approval of the Amendment by the Board of Trustees of the Trust.
(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT

SERVICES, LLC

By: /s/ Leo Zerilli
Leo Zerilli
Senior Vice President

STANDARD LIFE INVESTMENTS (CORPORATE

FUNDS) LIMITED

By:	/s/ William Littleboy

Name:	William Littleboy
Title:	Chief Risk Officer

By:	/s/ David John Burns

Name:	DAVID JOHN BURNS
Title:	COMPANY SECRETARY

APPENDIX A

The Subadviser shall serve as investment subadviser for the Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the "Subadviser Fee"):

	First $200	Next $300	Next $2.5	Excess over
Portfolio	Million of	Million of	Billion of	$3.0 Billion
	Aggregate Net	Aggregate Net	Aggregate	of Aggregate
	Assets*	Assets *	Net Assets *	Net Assets*

Global
Absolute	%	%	%[1]	%[2]
Return
Strategies
Fund

1 If aggregate net assets exceed $500 million, but are less than or equal to $3.0 billion, the rate applies retroactively to all assets at or below $3.0 billion.

2 If aggregate net assets exceed $3.0 billion, the following rates apply: % on the first $3.0 billion of assets and % on assets in excess of $3.0 billion.

* The term Aggregate Net Assets includes the net assets of a Portfolio managed by the Subadviser. It also includes the net assets of one or more other portfolios of the Trust or other portfolios managed by the Subadviser, as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

Trust Portfolio(s) Global Absolute Return Strategies Fund	Other Portfolio(s) Not Applicable

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the

A-1

net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

A-2